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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _________)*

BUSANDA EXPLORATIONS INC.
________________________________________________________________________________
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
________________________________________________________________________________
(Title of Class of Securities)

123160103
______________________________________
(CUSIP Number)

CHRISTOPHER RICHARD SMITH
#33, PLAYA LAGUNA, SOSUA, DOMINICAN REPUBLIC
Telephone: 1 809 571 3363
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2003
________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 123160103

1.   Names of Reporting Persons:     CHRISTOPHER RICHARD SMITH
I.R.S. Identification Nos. of above persons (entities only): N/A
______________________________________________________________________________________________________________________

2.  Check the Appropriate Box if a Member of a Group ( See Instructions)
(a)  [_]
(b)  [_]
______________________________________________________________________________________________________________________

3.  SEC Use Only:
______________________________________________________________________________________________________________________

4.  Source of Funds (See Instruction):     OO ( SHARE EXCHANGE); PF
______________________________________________________________________________________________________________________

5.  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):     [          ]
______________________________________________________________________________________________________________________

6.  Citizenship or Place of Organization:    British
______________________________________________________________________________________________________________________
Number of Shares Beneficially by Owned by Each Reporting Person With:

7.        Sole Voting Power:                      1,150,000 SHARES

8.  Shared Voting Power:      NIL

9.  Sole Dispositive Power:                1,150,000 SHARES

10.  Shared Dispositive Power:            NIL
______________________________________________________________________________________________________________________

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:     1,150,000 SHARES
______________________________________________________________________________________________________________________
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares ( See Instructions):    [           ]
______________________________________________________________________________________________________________________

13.  Percent of Class Represented by Amount in Row (11): 6.3%
______________________________________________________________________________________________________________________

14.  Type of Reporting Person ( See Instructions): IN

______________________________________________________________________________________________________________________

Page 2 of 6

CUSIP No. 123160103

ITEM 1.    SECURITY AND ISSUER.

This Statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Shares”), of Busanda Explorations Inc., a Nevada Corporation (the “Issuer”) and is being filed by Christopher Richard Smith (the “Reporting Person”). The Issuer’s current principal executive office is located at 1550 Ostler Court, North Vancouver, British Columbia, Canada.

ITEM 2.    IDENTITY AND BACKGROUND

(a)              Name. The name of the Reporting Person is Christopher Richard Smith.

(b)   Business Address. The business address of the Reporting Person is Casa Del Sol, MJ19 Paseo Marino, Perla Marina, Sosua,     Dominican Republic.

(c)   Occupation and Employment. Director and chief financial officer of Image Innovations Inc. Director of H.E. Capital SA.

(d)             Criminal Proceedings. During the previous five (5) years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)             Civil Proceedings. During the previous five (5) years, the Reporting Person has not been party to a civil proceeding of any of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)              Citizenship. British

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person was issued 550,000 shares of the Issuer (the “Acquisition Shares”) in exchange for the sale and transfer of 55 shares of Image Innovations Inc., a Delaware corporation (“Image Innovations”), representing a 5.5% interest in Image Innovations, to the Issuer on June 30, 2003 in accordance with an acquisition agreement dated for reference June 23, 2003 (the “Acquisition Agreement”). Pursuant to the terms of the Acquisition Agreement and other acquisition agreements on similar terms to the Acquisition Agreement entered into between the Issuer and the remaining shareholders of Image Innovations, the Issuer acquired a 100% interest in Image Innovations in consideration for the issuance of an aggregate of 10,000,000 shares of the Issuer’s common stock. Upon completion of the acquisition, Image Innovations became a wholly owned subsidiary of the Issuer.

In addition, Mr. Smith acquired 600,000 shares of the Issuer from Mr. Derick Sinclair, the president and current sole director of the Issuer, in a private transaction at a price of $0.011 per share for a total purchase price of $6,600. The purchase price was paid by personal funds of Mr. Smith.

ITEM 4.    PURPOSE OF TRANSACTION

Pursuant to the terms of the Acquisition Agreement and other acquisition agreements on similar terms to the Acquisition Agreement, the Issuer issued an aggregate of 10,000,000 shares of its common stock to the shareholders of Image Innovations, including the Reporting Person, on the basis of 10,000 shares for each outstanding share of Image Innovations. The purpose of the acquisition was to enable the Issuer to acquire a 100% interest in Image Innovations. Upon completion of the acquisition, Image Innovations became a wholly owned subsidiary of the Issuer.

Page 3 of 6

CUSIP No. 123160103

As a result of the acquisition of Image Innovations, the Issuer intends to focus on the business of Image Innovations. The Issuer does not have any other business operations.

Image Innovations is engaged in the business of promotional licensing and branding with the objective of adding value to a wide variety of relatively low cost, but desirable or essential products, by endorsing them with the brand logos of sports teams and/ or other recognized trademarks. On February 11, 2003, Image Innovations entered into a retail license agreement with NHL Enterprises, L.P. to market a limited range of products under the National Hockey League brand. Image Innovations has signed a letter of intent with National Football League Properties to obtain a license to market a limited range of products under the NFL brand.

In connection with the acquisition, it is anticipated that the Reporting Person will be appointed to the Issuer's board of directors on or about July 13, 2003 and will serve as the chief financial officer of the Issuer. In addition, Mr. Alain Kardos and Mr. Clifford Wilkins, each of whom is a director of Image Innovations, are anticipated to be appointed a director of the Issuer on July 13, 2003 in connection with the acquisition.

Other than as set forth above, the Reporting Person does not have any current plans or proposals which would relate to or would result in:

(a)   the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)   any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)   a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)             any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)   any material change in the present capitalization or dividend policy of the Issuer;

(f)              any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)   changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)             causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be    quoted in an inter-dealer quotation system of a registered national securities association;

(i)               a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)               the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(k)   any action similar to any of those enumerated above.

Page 4 of 6

CUSIP No. 123160103

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)             Aggregate Number and Percentage of Securities. The Reporting Person is the beneficial owner of 1,150,000 shares of Common Stock of the Issuer, representing approximately 6.3% of the Issuer’s common stock (based upon 18,170,000 shares of common stock outstanding at July 7, 2003).

(b)   Power to Vote and Dispose. The Reporting Person has sole voting and dispositive power over the 1,150,000 shares held by the Reporting Person.

(c)             Transactions Within the Past 60 Days. Except as noted herein, the Reporting Person has not effected any other transactions in the Issuer's securities, including shares of the Issuer’s common stock, within sixty (60) days preceding the date hereof.

(d)    Certain Rights of Other Persons. Not applicable.

(e)    Date Ceased to be a 5% Owner. Not applicable.

ITEM 6.          CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Page 5 of 6

CUSIP No. 123160103

ITEM 7.               MATERIAL TO BE FILED AS EXHIBITS.

  Exhibit            Description
_________        _________________________________________________________________________________________________________

     1  Share purchase agreement between the Issuer and the Reporting Person dated for reference June 23, 2003

     2  Share purchase agreement between the Reporting Person and Derick Sinclair dated June 30, 2003

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                  9 July 2003
_________________________________________
                         Date

                  /s/ Christopher Richard Smith
_________________________________________
                                                                       Signature of Authorized Signatory

                                                                       CHRISTOPHER RICHARD SMITH

                                        _________________________________________
                                                                       Name/Title of Authorized Signatory

                                                                       CHRISTOPHER RICHARD SMITH
_________________________________________
                                                                       Name of Reporting Person